FAS CORP.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017 and 2016
WITH INDEPENDENT AUDITORS' REPORT

Filed in accordance with
Rule 17a-5(e)(3)
as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50307

FACING PAGE

Information Required of Brokers and Dealers pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FAS CORP.**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4747 West 135th Street, Suite 100

Leawood	KS	66224
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Meier 913-239-2300
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Haviland Ketter, Certified Public Accountants
(Name - if individual, state last, first, middle name)

1901 West 47th Place, #204	Westwood	KS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN A. MEIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAS CORP., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FAS CORP.

By ______________________
John A. Meier
Title: Executive Vice President and Principal

STATE OF KANSAS)
)ss
COUNTY OF JOHNSON)

Subscribed and sworn to before me, a Notary Public, this 13th day of February, 2017.

My Commission Expires:

____
Jo Ellen Byron
Notary Public

NOTARY PUBLIC
Jo Ellen Byron
Exp. Date 11/25/2021
STATE OF KANSAS

This report ** contains (check all applicable boxes):

X	(a)	Facing page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income (Loss)
	(d)	Statement of Changes in Financial Condition
	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation of the Computations of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAS CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016 AND 2015
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of FAS Corp.
Leawood, Kansas

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of FAS Corp. as of December 31, 2017 and 2016 and the related notes (collectively referred to as the financial statements). In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of FAS Corp. as of December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of FAS Corp.'s management. Our responsibility is to express an opinion on FAS Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FAS Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Miller Haviland Ketter P.C., PA

CERTIFIED PUBLIC ACCOUNTANTS

We have served as FAS Corp's auditor since 2011.

Westwood, Kansas
February 5, 2018

FAS CORP.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
Cash	$ 165,148	$ 119,466
Commisions receivable	2,578,331	537,119
Prepaid expenses	3,446	6,423
TOTAL ASSETS	$ 2,746,925	$ 663,007
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable	2,452,280	518,633
	2,452,280	518,633
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 100,000 shares authorized, 10,000 shares issued and outstanding	10,000	10,000
Additional Paid in Capital	6,967	6,967
Retained earnings	277,678	127,407
TOTAL STOCKHOLDERS' EQUITY	294,645	144,374
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,746,925	$ 663,007

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

FAS Corp. (the Company) is a limited-activity broker-dealer incorporated in Kansas that is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company deals exclusively in shares of investment companies and sales of variable life and variable annuity contracts. During 2017 four payors were the source of 74.1% of commissions revenue earned by the Company and 95.1% of the commission receivables due to the Company at December 31, 2017. Three independent representative groups received 96.1% of commissions expense paid by the Company for the year ending December 31, 2017.

Subsequent Events

Subsequent events have been evaluated through February 5, 2018, which is the date the accompanying financial statements were available to be issued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue and Expense Recognition

Revenues and expenses in connection with variable product securities, specifically including trail commissions, are recorded on the accrual basis as transactions are completed.

Cash

Cash consists of demand deposit accounts held at financial institutions.

Income Taxes

The Company, with the consent of its stockholders, has elected S corporation status under the Internal Revenue Code. Under its S election, individual stockholders report their respective shares of taxable income and deductions on their personal income tax returns. As a result, income taxes are not provided for in the accompanying financial statements. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service (IRS) for three years after the date filed, with the result that the years 2016, 2015, and 2014 remain open as of February 5, 2018, although no returns have been selected for examination by the IRS. Management has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns with assistance from the Company's tax preparer to determine whether its tax positions are more likely than not to be sustained by applicable taxing authorities; likely tax positions are reported in these financial statements, and unlikely tax positions are not.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017 and 2016, the Company reported net capital deficit of $(27,130) and $69,293, respectively.

The firm was below required Minimum net capital from December 29, 2017, through January 2, 2018 (New Year holiday weekend). The cause of the deficiency was due to a timing issue of a very large life insurance case written on December 27, 2017, and a regular trail insurance commission which was deemed earned on Friday December 29, 2017. It was not until after January 1, 2018, that the company learned a wire payment for premium due was actually sent by our customer to the insurance company on Friday December 29, 2017.

The result of those two events resulted in a commission receivable of $1,277,657 and a corresponding payable to registered representatives of $1,213,744. Related to net capital, this set of transactions, along with normal business prior to December 27, 2017, resulted in a Non-Allowable Receivable amount of $154,844 and Aggregate Indebtedness of $2,452,280. The Aggregate Indebtedness Ratio on December 29, 2017, was 1,798.44%. This was only discovered in hindsight after January 1, 2018.

On January 2, 2018, the net capital deficit was cured when the company received payment for commission which was reported as a receivable on December 29, 2017. The reduction in commission receivable reduced the amount on Non-Allowable Receivables from $154,844 to $0.

The result was an increase in Net Capital from $136,356 on Friday December 29, 2017, to $277,553 on Tuesday January 2, 2018. The Aggregate Indebtedness ratio also was reduced from 1,798.44% to 933.77%

The company notified FINRA and the SEC upon discovery and filed the required documentation. As of February 5, 2018, the companys operations are unaffected and operates within the Net Capital requirement.

NOTE C - RELATED PARTY TRANSACTIONS

The Company leases office equipment, employs personnel and shares other operating expenses under the terms of a shared services agreement with Financial Advisory Service, Inc. whereby the Company pays an annual overhead reimbursement expense, for the year 2017 the amount of the reimbursement was $197,026. The Company pays rent to M3 Development Company (a related party) rent expense for years 2017 and 2016 was $56,350 and $56,100, respectively.

The Company purchases investment management services for the individual variable annuity contracts of its customers under the terms of an investment management services agreement with Financial Advisory Service, Inc. Financial Advisory Service, Inc is a related party in which ownership of each entity is common in owners, however, the individual ownership makeup varies slightly from company to company. The Company pays to Financial Advisory Service, Inc. a management fee equal to a percentage of the excess of trail fees or commissions the Company receives on variable annuity policies over its payments to registered representatives. For years ended December 31, 2017 and 2016, the Company incurred management fees of $385,439 and $394,353, respectively. At December 31, 2017 and 2016, the company owed management fees payable of $71,475 and $68,884, respectively.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS

NOTE D - CONTINGENCIES

In the ordinary course of business, the Company may become party to material chargeback claims from variable product issuers. The Company maintains written agreements with its registered representatives that contain chargeback and set off provisions to recover amounts owed to product issuers from business produced by such representatives. During 2017, and as of December 31, 2017, and for the period through and including February 5, 2018, the Company was not aware of any such material chargeback claims outstanding.